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                          April 11, 2024

       Karsten Voermann
       Chief Financial Officer
       GoodRx Holdings, Inc.
       2701 Olympic Boulevard
       Santa Monica, California 90404

                                                        Re: GoodRx Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2024
                                                            File No. 333-278533

       Dear Karsten Voermann:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Crispino at 202-551-3456 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Ross McAloon